Filed Pursuant to Rule 433
Registration Statement No. 333-161189
Dated September 8, 2009
Common Stock Offering September 2009 Guy A. Gibson-Chairman of the Board Scot T. Wetzel - President and Chief Executive Officer William D. Snider - Vice Chairman and Chief Financial Officer

2 Forward-looking Statement Disclaimer and Prospectus Disclosure Certain statements contained in this presentation are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to significant risks and uncertainties. Forward-looking statements include information concerning our liquidity, exposure to C&D loans, exposure to non-agency, residential-mortgage-backed-securities, management of nonperforming loans, and community bank implementation and business strategy. These statements often include terminology such as "may," "will," "expect," "anticipate," "predict," "plan," "estimate," "continue," "could," "should," "would," "believe," "intend," "projects," or the negative thereof or other variations thereon or comparable terminology and similar expressions. As you consider forward-looking statements, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions that could cause actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to: the successful implementation of our community banking strategies; the ability to secure, timing of, and any conditions imposed thereon of any regulatory approvals or consents for new branches or other contemplated actions; the availability of suitable and desirable locations for additional branches; the continuing strength of our existing business, which may be affected by various factors, including but not limited to interest rate fluctuations, level of delinquencies, defaults and prepayments, increased competitive challenges, and expanding product and pricing pressures among financial institutions; changes in financial market conditions, either internationally, nationally or locally in areas in which we conduct our operations, including without limitation, reduced rates of business formation and growth, commercial and residential real estate development, real estate prices and other recent problems in the commercial and residential real estate markets; demand for loan products and financial services; unprecedented fluctuations in markets for equity, fixed-income, commercial paper and other securities, including availability, market liquidity levels, and pricing; increases in the levels of losses, customer bankruptcies, claims and assessments; the extreme levels of volatility and limited credit currently being experienced in the financial markets; changes in political and economic conditions, including the economic effects of terrorist attacks against the United States and related events; legal and regulatory developments, such as changes in fiscal, monetary, regulatory, trade and tax policies and laws, including policies of the U.S. Department of Treasury and the Federal Reserve Board; our participation, or lack thereof, in governmental programs implemented under the Emergency Economic Stabilization Act (the "EESA"), including without limitation the Troubled Asset Relief Program ("TARP"), and the Capital Purchase Program (the "CPP"), and the impact of such programs and related regulations on our business and on international, national, and local economic and financial markets and conditions. Additional information concerning these and other factors that may cause actual results to differ materially from those anticipated in forward-looking statements is contained in the "Risk Factors" section of the prospectus referred to below, the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and in the Company's other periodic reports and filings with the Securities and Exchange Commission. The Company cautions investors not to place undue reliance on the forward-looking statements contained in this presentation. Any forward-looking statements made by the Company speak only as of the date on which the statements are made and are based on information known to the Company at that time. The Company does not intend to update or revise the forward-looking statements made in this presentation after the date on which they are made to reflect subsequent events or circumstances, except as required by law. The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Sandler O'Neill & Partners, L.P., 919 Third Avenue, 6th Floor, New York, NY 10022, or toll free at 866-805-4128.

United Western Bancorp, Inc. NASDAQ: UWBK Follow-on Public Common Stock Offering $80 Million (excluding over-allotment option) 15% Support growth and regulatory capital needs of United Western Bank and repayment of debt, with any remainder for strategic acquisitions and general corporate purposes Sandler O'Neill + Partners, L.P. FBR Capital Markets and Sterne Agee Offering Terms Issuer: Exchange/Ticker: Offering: Transaction Size: Over-allotment Option: Use of Proceeds: Lead Manager: Co-Managers:

Offering Objectives Offering size guided by: In-depth stressing of loan portfolio Determination of capital required to carry non-agency MBS to market recovery Capital for organic growth and FDIC-assisted and other acquisitions Significantly strengthens capital position and allows the Company to effectively manage its securities portfolio UW Bank capital ratios (pro forma at June 30, 2009): Core Capital Ratio of: 9.82% Total Risk Based Capital Ratio of: 13.82% Company capital ratio (pro forma at June 30, 2009): Tangible Common Equity of: 7.86%

Investment Highlights Leading community bank franchise in demographically attractive state Experienced management team 14 consecutive quarters of profitability for shareholders Attractive valuation

Franchise Overview 3rd largest federal savings bank in the Western United States $2.4 billion asset franchise focused on Colorado's Front Range - Pueblo to Fort Collins including Denver Traditional community bank - target business first, consumers second Other services: National Preferred SBA Lender Treasury management National trust services FINRA member firm to provide brokerage and related services

Deposit Franchise Overview 4th largest market share of Colorado based banks and thrifts Source: SNL Financial

8 8 Colorado: Among Strongest Economies in US Unemployment Rate Median Home Price Appreciation (YoY) Case-Shiller(r): (15.4%) Denver: (3.6%) Boulder: (4.6%) Ft. Collins: (2.3%) Aspen/Roaring Fork (13.1%) Nationwide: 9.7% Colorado: 7.8% Denver: 8.0% Boulder: 6.6% Ft. Collins: 6.5% Notes: Nationwide unemployment data is for August 2009. Colorado and the Colorado MSA's unemployment data is for July 2009; Case-Shiller(r) data for the month of June 2009. Colorado cities and regional Median Home Price Appreciation data provided by Trulia: May-July information. Sources: CO Department of Labor & Employment, S&P/Case-Shiller(r), Trulia Colorado's Front Range includes 82% of the state population Colorado's employment base is the 3rd most highly educated in the U.S. Strong employment concentrations in aerospace, bioscience, software, information technology, renewable energy and energy research Better than national average projected population growth, median household income and projected household income change

Experienced Management Team Experienced Management Team

Proven Execution of Business Model Established community bank business plan in 2006 Redirected legacy company into community banking Launched United Western brand Transitioning balance sheet to community banking from wholesale mortgage business Capitalized on dynamic Colorado banking environment and growing economy Recruited veteran bankers disenfranchised by banking consolidation Built exceptional "local" banking centers - regional banking model Historically stable deposit base and predictable deposit rates

ROAA ROAE Proven Execution of Business Model Total Assets Loans Held for Investment Wholesale Community (Dollars in millions) $181 $250 $341 $377 $614 $280 $1,036 $213 $1,086 $180 $100 $350 $600 $850 $1,100 $1,350 2005 2006 2007 2008 6/30/2009 $2,079 $2,157 $2,096 $2,259 $2,422 $1,500 $1,750 $2,000 $2,250 $2,500 $2,750 2005 2006 2007 2008 6/30/2009 1.61% 9.34% 8.92% 9.21% 13.38% 0% 5% 10% 15% 20% 2005 2006 2007 2008 6 Mo 09 0.08% 0.48% 0.48% 0.46% 0.62% 0.00% 0.50% 1.00% 2005 2006 2007 2008 6 Mo 09

Net Interest Margin Proven Execution of Business Model 2.51% 2.72% 2.64% 2.66% 2.92% 3.11% 3.38% 3.64% 3.73% 4.05% 3.92% 3.99% 3.88% 3.48% 3.32% 0.00% 1.00% 2.00% 3.00% 4.00% 5.00% 4Q 05 1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09

13 Focused Branch Network "Best" locations - break-even target of 14 months Smaller distribution network - 10-12 banking centers, not 100 branches Average tenure of in-market senior bankers is 20 years Eight full-service locations open in the Front Range and a private banking focused office serving Aspen and the Roaring Fork Valley

Deposit Franchise Overview NOW and DDA Accounts 31.3% Certificate Accounts 14.5% Money Market Deposit Accounts & Savings 54.2%

Source of Deposits

16 Disciplined Credit Culture Our philosophy-lend to people we know Loan administration/workout team created 2006 Multi-tiered committee based credit approval Sound lending practices Traditional/community bank-business credit focus Colorado focused Tangible collateral lender Recourse/co-borrower structures on most credits

Loan Portfolio Summary Loan Portfolio Composition Loan Portfolio Summary Total Gross Loans: $1.3 Billion Notes: Information is for Held for Investment loan portfolio Data as of June 30, 2009 Source: Company documents

CRE and C&D Loan Portfolio Summary CRE Loan Portfolio Composition Total CRE and Multi-Family Loans: $478 Million Data as of June 30, 2009 C&D Loan Portfolio Composition Total C&D Loans: $408 Million

Commercial Loan Portfolio Summary Commercial Loan Portfolio Composition * Total Commercial Loans: $161.3 Million *Graphic depiction excludes note receivable of $46 million from Equity Trust Company, received as part of sale of UW Trust assets in June 2009. Data as of June 30, 2009

Single Family Residential Portfolio $302 million aggregate size across HFI and HFS portfolios Weighted average loan age-8 years Average loan size $130,000 Geographically diverse Average FICO scores at origination-over 700

Asset Quality - Community Bank HFI Reserves/NPLs NCOs/ Average Community Bank Loans NPLs/Community Bank Loans Reserves/Community Bank Loans 1.94% 1.55% 1.34% 1.03% 1.47% 2.26% 0.00% 0.50% 1.00% 1.50% 2.00% 2.50% 3.00% 2004 2005 2006 2007 2008 6mo 2009 Reserves/CB Loans 8.90% 4.28% 0.58% 0.28% 0.45% 2.26% 0.00% 2.00% 4.00% 6.00% 8.00% 10.00% 2004 2005 2006 2007 2008 6mo 2009 NPLs/CBL 0.35% 0.52% 0.21% 0.02% 0.02% 0.20% 0.00% 0.20% 0.40% 0.60% 0.80% 1.00% 2004 2005 2006 2007 2008 6mo 2009 NCOs/Avg CB Loans 31.84% 51.89% 273.94% 423.11% 329.84% 100.02% 0% 100% 200% 300% 400% 500% 2004 2005 2006 2007 2008 6mo 2009 Reserves/NPLs

22 Community Bank NPLs Community Bank NPLs: $26.1 million Note: Community Bank NPLs include held for investment Community Bank loans and a held for sale multi-family loan. Source: Company records as of June 30, 2009 Community Bank NPLs by Location Community Bank NPLs Composition

Non-Performing Assets Summary Data as of June 30, 2009

24 Asset Quality Migration (1) Loans over 90 days past due that remain on accrual are guaranteed as to principal and interest by HUD.

Third Party Loan Review The third party loan review estimates below are based on 18-month cumulative loss assumptions and represent a hypothetical "what-if" scenario that involves an economic outcome that is more adverse than expected; these estimates are not forecasts or projections of expected losses or revenues. Management believes potential loan losses will be lower than assumed in the third party loan review based on significantly lower default rate and severity rate experience in the Bank's loan portfolio than implied by the third party loan review. Loan types and amounts are reflective of third party classifications and not representative of the classifications in the Company's financial statements. Federal SCAP Test analysis is shown in the appendix. * Data based on review conducted by third party consultant. Loan types reflective of third party consultant report. Indicative loss rates based on third party consultant report conducted to review Company's HFI and HFS loan portfolios and based on the consultant's understanding of the stress tests administered to the 19 largest banks by federal banking regulators adjusted for our loan portfolio characteristics. In conducting this review, the consultant applied its understanding of the US Treasury assumptions to estimate credit losses for our loan portfolios, assessed the resources available to absorb those losses and any necessary additions to capital that would be required under the "more adverse" scenario. The third party loan review "More Adverse" default and severity rates are higher than the Company's current experience and expectations

Pro Forma Capital Under Loss Scenarios Source: Company filings (1) Based on June 30, 2009 reserves for held for investment loan portfolio. (2) Pre-Tax Pre-Provision net revenue based on second quarter 2009 revenue of $4.3 million (see "Reconciliation of Non-GAAP earning disclosure" in UWBK 2nd quarter earnings release); assumed over 18 months). (3) Reserve build of 1.00% on existing loans, excluding loans held for sale; reserve build netted against pre-tax pre-provision earnings for losses over current reserve. (4) Pro forma for net common equity proceeds of $74.1 million at the Company; pro forma capital of $69.1 million provided for UW Bank from the offering. (5) Pro forma for net common equity proceeds, baseline projected loan losses under third party review, the benefit of pre-tax pre-provision net revenue and reserve build. (6) Management believes that potential loan losses will be lower than assumed in the stress test based on lower default rates and severity rate experience in the UWBK loan portfolio than implied by the third party review. UWBK should have sufficient capital to cover projected loan losses under the third party review baseline scenario.6

Investment Securities Portfolio Total HTM Securities: $443 million Total AFS Securities: $38 million Data as of June 30, 2009 MBS: Non- Agency 27.9% MBS- Agency 6.8% SBA Securities 10.2% CMOs: Non- Agency 55.1%

Investment Securities Portfolio Fair values are long-term held to maturity values Regulatory capital requirements Portfolio credit risk

Investment Securities Portfolio Note: Excludes RMBS with amortized cost of $39.3 million at June 30, 2009 held by United Western Bancorp, Inc. and its affiliates other than United Western Bank. This presentation includes both HTM and AFS securities and categorizes the Bank's securities based on type and regulatory capital treatments.

Regulatory Capital Requirements Non-Agency RMBS: United Western Bank At June 30, 2009, excludes securities with book value of $39.3 million held at United Western Bancorp and non-bank affiliates.

Non-Agency RMBS Possible Risk-Based Capital Recovery Scenarios Actual coupon prepayment rates could be less or greater than the rates shown in the above possible scenarios Possible capital recovery in these scenarios is solely dependent on coupon prepayment rates as shown in the chart above

Investment Securities Portfolio Portfolio Run-Off: Non-agency RMBS Reductions average $11.9 million per month for first eight months of 2009 From December 31, 2008 through August 31, 2009, the portfolio declined $142.3 million, of which $47.3 million was due to sales and $95 million due to portfolio pay downs. Portfolio run-off frees up balance sheet and risk-based capital

Opportunities for Growth Selective expansion of branch network within local markets Continued ability to attract "disenfranchised" bankers from larger competitors Branch acquisitions from larger bank overlap/closures Opportunistic acquisitions of troubled institutions, deposit franchises and other as FDIC continues to liquidate troubled institutions

Investment Considerations Top performing bank in attractive market - opportunity to grow Management team track record Temporary support of regulatory capital to hold our performing non-agency RMBS securities portfolio Sticky deposit franchise Performing loan portfolio Attractive valuation to tangible book value

35

Appendix: SCAP Test Numbers

SCAP Test: Application to UWBK The SCAP test estimates below are based on 2 year cumulative loss assumptions and represent a hypothetical "what-if" scenario that involves an economic outcome that is more adverse than expected; these estimates are not forecasts or projections of expected losses or revenues. Loan types and amounts are reflective of third party classifications and not representative of the classifications in the Company's financial statements. Management believes potential loan losses will be lower than assumed in the stress test based on significantly lower default rate and severity rate experience in the Bank's loan portfolio than implied by the SCAP test. * Indicative loss rates based on the average of the ranges disclosed by the Board of Governors of the Federal Reserve System (2009) "The Supervisory Capital Assessment Program: Overview of Results" The SCAP Test's default and severity rates are significantly higher than the Company's current experience and expectations

Pro Forma Capital Under Loss Scenarios Source: Company filings (1) Based on June 30, 2009 reserves for held for investment loan portfolio. (2) Pre-Tax Pre-Provision Net Revenue based on second quarter 2009 adjusted core earnings of $4.3 million (see UWBK 2nd quarter earnings release "Reconciliation of Non-GAAP earning disclosure"); assumed over two years. Reserve build of 1.00% on existing loans, excluding loans held for sale; reserve build netted against pre-tax pre-provision earnings for losses over current reserve. Pro forma for net common equity proceeds of $74.1 million at the Company; pro forma capital of $69.1 million provided for UW Bank from the offering. (5) Pro forma for net common equity proceeds, baseline projected loan losses under third party review, the benefit of pre-tax pre-provision net revenue and reserve build. (6) Management believes that potential loan losses will be lower than assumed in the stress test based on lower default rates and severity rate experience in the UWBK loan portfolio than implied by the SCAP test. UWBK should have sufficient capital to cover projected loan losses under the SCAP baseline scenario 6